UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Moldflow Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

608507109

(CUSIP Number)

Attn: Pascal W. Di Fronzo, Esq.

Senior Vice President,

General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608507109

1.	Name of Reporting Company. I.R.S. Identification Nos. of above persons (entities only). Autodesk, Inc. (I.R.S. Identification No. 94-2819853)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Company With	7. Sole Voting Power	11,622,163	[1]
	8. Shared Voting Power	0
	9. Sole Dispositive Power	11,622,163
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Company 11,622,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 95%

14.	Type of Reporting Company (See Instructions) CO

[1]	All shares reported as beneficially owned by Autodesk on this Schedule 13D are held by Switch Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Autodesk.

Schedule 13D

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Moldflow Corporation, a Delaware corporation (“Moldflow”), with its principal executive offices at 492 Old Connecticut Path, Suite 401, Framingham, MA 01701.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Autodesk, Inc., a Delaware corporation (“Autodesk”). The principal executive offices of Autodesk are located at 111 McInnis Parkway, San Rafael, CA 94903. Autodesk is one of the world’s leading design software and services companies, offering products and solutions to customers in the architectural, engineering, construction, manufacturing, geospatial mapping and digital media markets.

Attached as Annex A is a chart setting forth, with respect to each executive officer, director and controlling person of Autodesk, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither Autodesk nor, to the best knowledge of Autodesk, any executive officer, director or controlling person of Autodesk named on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Autodesk nor, to the best knowledge of Autodesk, any executive officer, director or controlling person of Autodesk named on Annex A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Autodesk, each executive officer, director or controlling person of Autodesk is a citizen of the United States except Crawford W. Beveridge, who is a citizen of the United Kingdom, Per-Kristian Halvorsen, who is a citizen of Norway, and Marc Petit, who is a citizen of France and Canada.

Item 3. Source and Amount of funds or Other Consideration

On May 1, 2008, Autodesk, Switch Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Autodesk (the “Purchaser”), and Moldflow entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Purchaser offered to purchase all of the outstanding shares of Common Stock (the “Shares”) of Moldflow (the “Offer”) for $22.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes. Following the consummation of the Offer, the Merger Agreement provides for the Purchaser to merge with and into Moldflow, pursuant to which Moldflow will become a wholly owned subsidiary of Autodesk (the “Merger”). Immediately following the expiration of the initial tender offer period of the Offer on June 12, 2008, the Purchaser commenced a subsequent offering period which expired on June 19, 2008. During the initial tender offer period and the subsequent offering period, 11,622,163 Shares were validly tendered and not withdrawn, representing approximately 95% of the outstanding Shares.

Prior to the consummation of the Offer, Autodesk and the Purchaser estimated that approximately $295 million would be needed to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. Autodesk and the Purchaser funded the consideration paid for the Shares tendered during the initial tender offer period and the subsequent offering period through Autodesk’s existing cash balances and borrowings under its existing revolving credit facility with Citibank, N.A. Autodesk expects to obtain the necessary funds for the consideration payable in connection with the Merger from its existing cash balances and borrowings under its existing credit facility.

The Agreement and Plan of Merger is attached to this filing as Exhibit 1, and any references to or descriptions of the Offer, the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4. Purpose of Transaction

The purpose of the Offer, the Merger and the Merger Agreement is to enable Autodesk to acquire control of Moldflow and to acquire all of the outstanding shares of Common Stock. For a description of the Merger Agreement, see Item 3 above, which description is incorporated herein by reference in response to this Item 4.

Upon consummation of the Offer, Autodesk became entitled to designate directors to Moldflow’s five member Board of Directors (the “Board”) as of the Purchaser’s initial acceptance of Shares for payment (the “Appointment Time”). In accordance with the Merger Agreement, A. Roland Thomas, Robert P. Schechter and Roger E. Brooks resigned as directors of Moldflow effective as of the Appointment Time. In addition, the Board appointed Carl Bass, George M. Bado and Robert Kross, each as designated by Autodesk, to serve as members of the Board, effective as of the Appointment Time, each of whom shall serve until the next annual stockholders meeting at which such director is up for re-election or until his or her earlier resignation or removal. Two of Moldflow’s existing directors will remain on the Board until the consummation of the Merger.

Upon consummation of the Merger, the Purchaser will be merged with and into Moldflow, the separate corporate existence of the Purchaser will cease and Moldflow will continue as the surviving corporation and a wholly-owned subsidiary of Autodesk. As a result of the Merger, all issued and outstanding shares of Common Stock will be cancelled and automatically converted into the right to receive $22.00 in cash, without interest and less any required withholding taxes, and each share of common stock of the Purchaser issued and outstanding immediately prior to the Merger was converted into one share of common stock of Moldflow. After the closing of the Merger, Autodesk will terminate the listing of Moldflow’s shares on the Nasdaq Global Select Market and will file a Form 15 to terminate Moldflow’s registration pursuant to Section 12(g)(4) of the Act.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Autodesk has beneficial ownership of 11,622,163 shares of Common Stock, representing approximately 95% of the outstanding shares of Common Stock. Except as set forth in this Item 5, neither Autodesk nor any other person controlling Autodesk nor, to the best knowledge of Autodesk, any individual named in Annex A to this Schedule 13D, beneficially owns any shares of Common Stock.

(b)	Autodesk has the sole power to vote or to direct the vote of 11,622,163 shares of Common Stock.

(c)	Pursuant to the Offer, the Purchaser purchased 11,622,163 shares of Common Stock. For a description of the Offer, see Item 3 above, which description is incorporated herein by reference in response to this Item 5(c). Except pursuant to the Offer, to the knowledge of Autodesk, no transactions in Moldflow’s Common Stock were effected during the past 60 days by the person named in response to Item 5(a).

(d)	To the knowledge of Autodesk, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Moldflow.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As an inducement for Autodesk to enter into the Merger Agreement, on May 1, 2008, all directors and certain executive officers of Moldflow entered into tender and voting agreements (the “Tender and Voting Agreements”) with the Purchaser and Autodesk that, among other things: (i) restricted the transfer of their Shares, (ii) obligated them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the

Merger Agreement, and (iii) obligated them to tender all their Shares in the Offer not later than the fifth business day prior to the scheduled expiration date of the Offer. To the knowledge of Autodesk, all of such directors and executive officers of Moldflow tendered their Shares in the Offer and Autodesk and the Purchaser accepted all such Shares for payment. The form of the Tender and Voting Agreement is attached to this filing as Exhibit 2, and any references to or descriptions of the Tender and Voting Agreements are qualified in their entirety by reference to the form of the Tender and Voting Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Except as described in Items 3 through 5 of this Statement on Schedule 13D, which are hereby incorporated by reference in this Item 6, and, except for the Tender and Voting Agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Autodesk and any other person with respect to any securities of Moldflow, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger by and among Autodesk, the Purchaser and Moldflow, dated as of May 1, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Autodesk on May 2, 2008).

2.	Form of Tender and Voting Agreement dated as of May 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Autodesk on May 2, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2008

Date

Signature

AUTODESK, INC.

By:	/s/ Richard M. Foehr
Name:	Richard M. Foehr
Title:	Vice President & Assistant General Counsel

Richard M. Foehr, Vice President & Assistant General Counsel

Name/Title

Annex A

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Autodesk. Unless otherwise indicated, each person identified below is employed by Autodesk. The principal address of Autodesk, and unless otherwise indicated below, the current business address for each individual listed below is 111 McInnis Parkway, San Rafael, California 94903.

None of the directors and executive officers of Autodesk listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States, except Crawford W. Beveridge, who is a citizen of the United Kingdom, Per-Kristian Halvorsen, who is a citizen of Norway and Marc Petit, who is a citizen of France and Canada.

Name	Age	Current Principal Occupation or Employment and Five- Year Employment History
Directors:
Carol A. Bartz*	59	Carol A. Bartz joined Autodesk in April 1992 and serves as Executive Chairman of Autodesk’s Board of Directors. Ms. Bartz’s present duties include enhancing relationships with Autodesk’s key customers, partners, governments and investors along with focusing on activities designed to improve the business climate for Autodesk. From April 1992 to April 2006, Ms. Bartz served as Chairman of the Board of Directors, Chief Executive Officer and President. Ms. Bartz is a director of Cisco Systems, Inc., Intel Corporation and Network Appliance, Inc.
Carl Bass*	51	Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is a director of McAfee, Inc.
Mark A. Bertelsen	64	Mark A. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972 and was the firm’s managing partner from 1991 to 1996. Mr. Bertelsen is a director of Informatica Corporation.
Crawford W. Beveridge	62	Crawford W. Beveridge has served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. since April 2006. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Scottish Equity Partners Ltd. and eSilicon Corporation.
J. Hallam Dawson	71	J. Hallam Dawson has served as Chairman of the Board of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of ChinaTrust Bank (USA) and OneCalifornia Bank.

Name	Age	Current Principal Occupation or Employment and Five- Year Employment History
Per-Kristian Halvorsen	56	Per-Kristian Halvorsen has served as Chief Technology Officer and Senior Vice President of Intuit, Inc. since January 2007. Previously, he was the Chief Technology Innovation Officer of Intuit, Inc. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005.
Sean M. Maloney	51	Sean M. Maloney has been Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer of Intel Corporation since July 2006. Prior to holding these positions, Mr. Maloney held a number of executive positions within Intel Corporation since 1995.
Elizabeth A. Nelson	47	Elizabeth A. Nelson has been an independent consultant since December 2005. Previously, Ms. Nelson served as Executive Vice President and Chief Financial Officer of Macromedia, Inc. from February 1997 and as a member of its board from January 2005 until its acquisition by Adobe in December 2005. Ms. Nelson joined Macromedia in 1996 as the head of its mergers and acquisitions activities. Ms. Nelson is a director of CNET Networks, Inc., MarketLive, Inc., and SuccessFactors, Inc.
Charles J. Robel	59	Charles J. Robel has served as the Chairman of the Board of Directors of McAfee, Inc. since October 2006. In addition, Mr. Robel serves as a member of McAfee Inc.’s Audit Committee. Previously, he was a Managing Member and the Chief of Operations for Hummer Winblad Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. In addition to his service as Chairman of the Board of Directors and as a member of the Audit Committee of McAfee, Inc., Mr. Robel is a director and member of the Audit Committee of Informatica Corporation, and is a director and Chairman of the Audit Committee of DemandTec, Inc.
Steven M. West	53	Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc. He is chairman of the Cisco Systems Audit Committee and a member of its Investment Committee.
Executive Officers:
Carol A. Bartz	59	See above.
Carl Bass	51	See above.
George M. Bado	53	George M. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Worldwide Sales and Services. From October 2004 to April 2006, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic

Name	Age	Current Principal Occupation or Employment and Five- Year Employment History
		design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001 was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.
Jan Becker	55	Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk.
Alfred J. Castino	56	Alfred J. Castino joined Autodesk in August 2002 and serves as Senior Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Castino was Chief Financial Officer for Virage, Inc., a video and media communication software company from January 2000 to July 2002. Prior to this, Mr. Castino served as Vice President of Finance and then Senior Vice President and Chief Financial Officer at PeopleSoft, Inc., an enterprise software company, where he worked from September 1997 to August 1999. Mr. Castino holds a CPA certificate from the State of California. Mr. Castino is also a director of Synopsys, Inc.
Jay Bhatt	39	Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President of Autodesk AEC (Architecture, Engineering and Construction) Solutions. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.
Chris Bradshaw	41	Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President and Chief Marketing Officer, Worldwide Marketing since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, Vice President of Autodesk’s Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk’s AEC (Architecture, Engineering and Construction) products in the Asia-Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.
Moonhie Chin	50	Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President Strategic Planning and Operations since March 2007. From January 2003 to March 2007 she was Vice President Strategic Planning and Operation, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.
Pascal W. Di Fronzo	44	Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant

Name	Age	Current Principal Occupation or Employment and Five- Year Employment History
		Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in Autodesk’s Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.
Amar Hanspal	44	Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.
Robert Kross	54	Robert Kross has served as Senior Vice President of the Manufacturing Solutions Division since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Solutions Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.
Marc Petit	44	Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. Since joining Autodesk, he has served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company.

*	Serves as both an executive officer and director of Autodesk.